UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No.1 )*

                             --------------------

                                EMCOR GROUP, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                 29084Q-10-0
                                 (CUSIP Number)

                               Harold O. Levy
                         Director - Global Compliance
                                 Citigroup Inc.
                                 425 Park Avenue
                               New York, NY 10043
                                 (212) 793-7212
                (Name, address and telephone number of person
              authorized to receive notices and communications)

                                   June 3, 1999
           (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                     -------------------
CUSIP No.  29084Q100                                         Page 2 of 8 Pages
------------------------                                     -------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Salomon Brothers Asset Management Inc
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [   ]
                                                                     (b)   [   ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS                               WC


--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                 [   ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER                   0
   NUMBER OF
                 ---------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER              435,259*
  BENEFICIALLY
    OWNED BY
                 ---------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER              0
   REPORTING
                 ---------------------------------------------------------------
  PERSON WITH      10   SHARED DISPOSITIVE POWER          435,259*

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON              435,259*

--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)      [   ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              4.3%*
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                IA

--------------------------------------------------------------------------------
  * Assumes conversion of certain securities held.

------------------------                                     -------------------
CUSIP No.  29084Q100                                         Page 3 of 8 Pages
------------------------                                     -------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Salomon Brothers Holding Company Inc
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [   ]
                                                                     (b)   [   ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS                               OO


--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                 [   ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER                   0
   NUMBER OF
                 ---------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER              435,265*
  BENEFICIALLY
    OWNED BY
                 ---------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER              0
   REPORTING
                 ---------------------------------------------------------------
  PERSON WITH      10   SHARED DISPOSITIVE POWER          435,265*

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON              435,265*

--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)      [   ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              4.3%*
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                CO

--------------------------------------------------------------------------------
  * Assumes conversion of certain securities held.

------------------------                                     -------------------
CUSIP No.  29084Q100                                         Page 4 of 8 Pages
------------------------                                     -------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Salomon Smith Barney Holdings Inc.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [   ]
                                                                     (b)   [   ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS                               OO


--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                 [   ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER                   0
   NUMBER OF
                 ---------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER              438,373*
  BENEFICIALLY
    OWNED BY
                 ---------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER              0
   REPORTING
                 ---------------------------------------------------------------
  PERSON WITH      10   SHARED DISPOSITIVE POWER          438,373*

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON              438,373*

--------------------------------------------------------------------------------

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)      [   ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              4.3%*
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                HC

--------------------------------------------------------------------------------
  * Assumes conversion of certain securities held.

------------------------                                     -------------------
CUSIP No.  29084Q100                                         Page 5 of 8 Pages
------------------------                                     -------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Citigroup Inc.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [   ]
                                                                     (b)   [   ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS                               OO


--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                 [   ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER                   0
   NUMBER OF
                 ---------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER                767,561*
  BENEFICIALLY
    OWNED BY
                 ---------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER              0
   REPORTING
                 ---------------------------------------------------------------
  PERSON WITH      10   SHARED DISPOSITIVE POWER            767,561*

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON                767,561*

--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)      [   ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              7.4%*
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                HC

--------------------------------------------------------------------------------
  * Assumes conversion of certain securities held.

      This Amendment No. 1 to the statement on Schedule 13D, dated May 17, 1999 (the "Schedule 13D"), of Citigroup Inc. is being filed with respect to the common stock, par value $.01 per share (the "Common Stock") of Emcor Group, Inc. a Deleware corporation (the "issuer").

     Interest in Securities of the Issuer.

            (a) and (b) This item as set forth in the Schedule 13D is deleted and the following is inserted in its place:

     As of June 3, 1999, SBAM may be deemed to beneficially own 626,690 shares of Common Stock, which includes 557,790 shares of Common Stock issuable upon conversion of certain convertible securities (the "Convertible Securities"), representing 6.1% of the outstanding shares of such class (based on 9,667,003 shares of Common Stock outstanding as of April 30, 1999); SBHC may be deemed to beneficially own 626,696 shares of Common Stock, which includes 557,796 shares of Common Stock issuable upon conversion of Convertible Securities, representing 6.1% of the outstanding shares of such class; SSBH, exclusively through its holding company structure, may be deemed to beneficially own 717,839 shares of Common Stock, which includes 560,539 shares of Common Stock issuable upon conversion of Convertible Securities, representing 7.0% of the outstanding shares of such class; and Citigroup, exclusively through its holding company structure, may be deemed to beneficially own 1, 047,026 shares of Common Stock, which includes 889,726 shares of Common Stock issuable upon conversion of Convertible Securities, representing 9.9% of the outstanding shares of such class.

     As of June 7, 1999, SBAM may be deemed to beneficially own 528,167 shares of Common Stock, which includes 499,267 shares of Common Stock issuable upon conversion of certain convertible securities (the "Convertible Securities"), representing 5.2% of the outstanding shares of such class (based on 9,667,003 shares of Common Stock outstanding as of April 30, 1999); SBHC may be deemed to beneficially own 528,173 Shares of common Stock, which includes 499,273 shares of Common Stock issuable upon conversion of Convertible Securities, representing 5.2% of the outstanding shares of such class; SSBH, exclusively through its holding company structure, may be deemed to benefically own
579,816 shares of Common Stock which includes 502,016 shares of Common Stock issuable upon conversion of Convertible Securities, representing 5.7 of the outstanding shares of such class; and Citigroup, exclusively through its holding company structure, may be deemed to beneficially own 908,998 shares of Common Stock, which includes 831,198 shares of Common Stock issuable upon conversion of Convertible Securities, representing 8.7% of the outstanding shares of such class.

           As of June 15, 1999, SBAM may be deemed to beneficially own 435,259 shares of Common Stock, which includes 435,259 shares of Common Stock issuable upon conversion of certain convertible securities (the "Convertible Securities"), representing 4.3% of the outstanding shares of such class (based on 9,667,003 shares of Common Stock outstanding as of April 30, 1999); SBHC may be deemed to beneficially own 435,265 Shares of common Stock, which includes 435,265 shares of Common Stock issuable upon conversion of Convertible Securities, representing 4.3% of the outstanding shares of such class; SSBH, exclusively through its holding company structure, may be deemed to benefically own 438,373 shares of Common Stock which includes 438,373 shares of Common Stock issuable upon conversion of Convertible Securities, representing 4.3 of the outstanding shares of such class; and Citigroup, exclusively through its holding company structure, may be deemed to beneficially own 767,561 shares of Common Stock, which includes 767,561 shares of Common Stock issuable upon conversion of Convertible Securities, representing 7.4% of the outstanding shares of such class.

          Except as set forth or incorporated by reference herein, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the persons listed in Annexes A and B hereto, beneficially owned any Common Stock or Convertible Securities.

            (c) Subsidiaries of Citigroup made no purchases or sales of Common Stock or Convertible Securities from May 17, 1999 through June 15, 1999, other than purchases and sales made for third party accounts or mutual funds.

            (d) and (e) Not applicable.

                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 16, 1999
                                          SALOMON BROTHERS ASSET MANAGEMENT INC


                                          By: /s/ Howard M. Darmstadter
                                              -------------------------
                                              Name:  Howard M. Darmstadter
                                              Title:  Assistant Secretary


                                          SALOMON BROTHERS HOLDING COMPANY INC


                                          By: /s/ Howard M. Darmstadter
                                              -------------------------
                                              Name:  Howard M. Darmstadter
                                              Title:  Assistant Secretary


                                          SALOMON SMITH BARNEY HOLDINGS INC.


                                          By: /s/ Howard M. Darmstadter
                                              -------------------------
                                              Name:  Howard M. Darmstadter
                                              Title:  Assistant Secretary


                                          CITIGROUP INC.


                                          By: /s/ Glenn S. Gray
                                              ------------------------
                                              Name:  Glenn S. Gray
                                              Title:  Assistant Secretary